Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCES

NEW ACTING GENERAL COUNSEL

Mexico City - April 22, 2013 - Satélites Mexicanos, S.A. de C.V. (“Satmex”) announces that, effective as of April 15, 2013, Mrs. Mrs. María Fernanda Ramo Reynoso has been appointed as its Acting General Counsel. There are no arrangements or understandings between Mrs. Ramo Reynoso and any other persons pursuant to which he was selected as Acting General Counsel.

Mrs. Ramo Reynoso, 34, has been working at Satmex as Legal Director. Before joining Satmex, she worked as a senior associate at international law firms such as Galicia Abogados (Mexico) and King Spalding (in New York City). Mrs. Ramo Reynoso obtained her law degree with honors from the Instituto Tecnólogico Autónomo de México (ITAM) and holds a Business Law Master’s Degree in a joint program with Ilustre Colegio de Abogados and Universidad Francisco de Vitoria in Madrid, Spain.

Contacts

Satmex

Claudia Junco or Juan Garcia-Gayou

+52-55-2629-5800

ir@satmex.com